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 Dec 30, 2025, 9:38 AM ☆ ☺ ↩

I'm aware that you spend a lot of energy, if not time, managing your investments. I'm throwing an opportunity your way, completely unaware of your risk appetite and with absolutely no expectation attached. I've been helping a cancer therapeutic startup biotech, and we're raising an initial round of funding to convert the science into a real drug. Two documents describing the opportunity are attached. If you are at all intrigued, let's set up a time to talk after Jan 1.


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Jan 6, 2026, 11:52 AM ☆ ☺ ↩ ⋮

In short, I've been working with a young researcher at the University of Rochester who has identified a novel cancer chemotherapy target and built science around it that has the potential to be the foundation of a new class of drugs. We are trying to raise a small investment fund to design and build the lead drug candidate, the crucial next step to converting the science into a medicine.

I've attached two pitch documents. If this is at all intriguing, let me know and we can arrange an opportunity to talk about it.




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 Jan 15, 2026, 9:30 AM ☆ ☺ ↩

Over the last nine months I've been working with a young researcher at the University of Rochester who has elucidated the role of a novel target in cancer cell survival. He's evolved this science into a company whose aim is a new class of anticancer medicines.

We're now seeking to raise a small investment round to create lead candidates for a drug, obtain patent protection, and prepare for IND enabling studies - the work necessary to kick off creating a drug. The work is described in the two attached files.

I have no idea of your interest in this kind of thing, either for its science or as an investment, but I thought I'd throw it your way in case it piques your interest. If it does, I'd be happy to meet up and talk about it.